Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China

March 5, 2013

By EDGAR Transmission
Pamela Long
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Longhai Steel, Inc.
Amendment No. 6 Registration Statement on Form S-1
Filed February 25, 2013
File No. 333-183949

Dear Ms. Long:

On behalf of Longhai Steel Inc. (“Longhai” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 5, 2013, providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.	Please confirm that you meet the requirements set forth in Rule 8-08(b) of Regulation S-X regarding the updating of your financial information.

Longhai Response: We hereby confirm that we meet the following requirements set forth in Rule 8-08(b) of Regulation S-X regarding the updating of our financial information:

1)	The Company is a reporting company and all reports due have been filed;

2)

For fiscal year 2012 for which audited financial statements are not yet available, we reasonably and in good faith expect to report income from continuing operations attributable to us before taxes; and

3)	For fiscal years 2011 and 2010, we reported respectively $608 million and 475 million income from continuing operations attributable to us before taxes.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8346.

Sincerely,

Longhai Steel Inc.

/s/ Chaojun Wang

Chaojun Wang
Chief Executive Officer

cc: Louis Bevilacqua (via e-mail)
Pillsbury Winthrop Shaw Pittman LLP